UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 18, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Isis Pharmaceuticals, Inc.

File No. 0-19125 - CF#32784

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Isis Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 29, 2001 and to Forms 10-Q filed on August 14, 2002 and November 9, 2005.

Based on representations by Isis Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
2.4	8-K	August 29, 2001	through August 5, 2018
2.5	8-K	August 29, 2001	through August 5, 2018
10.2	10-Q	August 14, 2002	through August 5, 2018
10.3	10-Q	November 9, 2005	through August 5, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary